CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS MAGIRUS FPT

Q4 & FY 2013 Results Review January 30 , 2014 Exhibit 99.2 th

January 30  ,  2014

2013 Executive Summary
Merger completed
• Created a truly global capital goods player
• Simplified corporate structure
Key financial results
• Revenues up 4.3% at constant currency
• Trading Margin at 7.7%
• Net Industrial debt at €1.6bn
Board of Directors is recommending for 2013 a dividend of €0.20 per share, totaling approximately of €270mn
*
Q4 & FY ‘13 Results Review
th
* On the basis of estimated 2013 profit and retained earnings available for distribution by CNH Industrial N.V., and subject to formal Board approval of the Group’s 2013 financial statements on February 28, 2014

FY ’13 financial highlights
Net profit
(€/mn)
900
917
Net industrial debt
(€/mn)
1,642
1,592
Group available liquidity
(€/bn)
6.3
6.2
€50mn lower than year end 2012
Revenues
(€/bn)
Trading profit
(€/mn)
Trading margin
Up 4.3% on a constant currency
basis, as growth for the Agricultural
Equipment, Trucks & CVs and
Powertrain was partially offset by
more challenging trading conditions
for Construction Equipment
Flat y-o-y on a constant currency basis
as higher volumes and positive mix in
AG & CE segment and higher revenues
and better capacity utilization for
Powertrain compensated for Euro VI
transitional costs and less favorable
product mix and pricing environment in
Trucks & CVs segment
Up €0.1bn (inclusive of €1.6bn in
undrawn committed facilities)
Flat
-3.8%
25.8
25.8
-0.3 p.p.
2,063
1,985
8.0%
7.7%
FY ’12 FY ’13 FY ’12 FY ’13
FY ’12 FY ’13 Dec-end ’12 Dec-end ’13
FY ’12 FY ’13 Dec-end ’12 Dec-end ’13
Note: Q4 & FY ’12 figures are provided herein on a recast basis due to the adoption of IAS 19 Revised
Down 0.3 p.p. vs. last year
Up 2% vs. last year
EPS at €0.63
+1.9%
January 30  ,  2014 Q4 & FY ‘13 Results Review
th

Q4 & FY ’13 financial highlights
Performance by segment
REVENUES
(€MN)
TRADING
PROFIT
(€MN)
* Including Financial Services figures
FY 2012
FY 2013
-0.3%
16,056 16,006
* *
*
*
8,924
8,752
2,933
3,331
(2,128)
(2,311)
25,785
25,778
-1.9%
+13.6%
Flat
1,554
1,783
466
101
141
158
(98) (57)
2,063
1,985
+14.7%
-3.8%
-78.3% +12.1%
Q4 2012
Q4 2013
-3.8%
4,052
3,899
*
* *
*
2,698
2,689
827
985
(563) (639)
7,014
6,934
-0.3%
+19.1%
-1.1%
264
298
167
94
64
71
(60) (27)
435 436
+12.9%
+0.2%
+10.9%
-43.7%
January 30  ,  2014 Q4 & FY ‘13 Results Review
th
Agricultural &
Equipment
Trucks &
Commercial
Vehicles
Powertrain Other &
Eliminations
Group
Construction
Agricultural &
Construction
Equipment
Trucks &
Commercial
Vehicles
Powertrain Other &
Eliminations
Group
Agricultural &
Construction
Equipment
Trucks &
Vehicles
Powertrain Other &
Eliminations
Group
Commercial
Agricultural &
Construction
Equipment
Trucks &
Vehicles
Powertrain Other &
Eliminations
Group
Commercial

Q4 & FY ’13
Revenues growth composition
7,014 294
(374)
4.2%
Agricultural & Construction Equipment * Trucks & Commercial Vehicles * Powertrain
4,052
2,698
6,934
827
7,308
4,175
2,786
994
3,899
2,689
985
25,785 1,111
(1,118)
4.3%
16,056
8,924
25,778
-4.2%
2,933
26,896
16,815
9,056
3,361
16,006
8,752
3,331
* Including Financial Services figures
2013 FOREIGN
EXCHANGE RATE
Q1 Q2 Q3 Q4
€ / $ 1.320 1.307 1.325 1.361
€ / BRL 2.635 2.703 3.032 3.098
€ / GBP
0.851 0.851 0.854 0.840
€ / AUD 1.271 1.322 1.447 1.468
January 30  ,  2014 Q4 & FY ‘13 Results Review
th
Q4 '12 Organic Growth Q4 '13 @ constant
currency
FX impact Q4 '13 as reported FY '12 Organic Growth FY '13 @ constant currency
FX impact FY '13 as reported
Sensitivity Analysis – FY 2013 Revenues impact
Weaker
Foreign Currency
vs. EUR by 10%
1,461
(875)
3,154
(362)
FY '13
Average FX
1.328
-
2.867
-
Stronger
Foreign Currency
vs. EUR by 10%
1,195
875
2,580
362
USD / EUR
Revenues Impact
BRL / EUR
Revenues Impact
(€/mn)
(IFRS, €/mn)
Q4 2013 FY 2013
-5.1%

Q4 & FY ’13
From trading profit to net result
(€mn)
Q4 2012 Q4 2013 FY 2012 FY 2013
Trading profit 435 436 1 2,063 1,985 (78)
Unusual items, net (77) (48) 29 (217) (117) 100
Operating income 358 388 30 1,846 1,868 22
Financial charges, net (133) (119) 14 (467) (463) 4
Investment income, net 15 31 16 81 102 21
Profit before taxes 240 300 60 1,460 1,507 47
Taxes (84) (130) (46) (560) (590) (30)
Net profit 156 170 14 900 917 17
EPS (basic) * 0.12 0.13 0.01 0.65 0.63 (0.02)
EPS (diluted) 0.12 0.13 0.01 0.65 0.63 (0.02)
“Unusual items, net”
• €117mn with a positive swing of €100mn vs. last year mainly due to reduced restructuring costs
“Financial charges, net”
• €463mn, in line with last year
“Taxes”
• Effective tax rate of 39%, was slightly above full year Group’s expectations mainly due to one time merger related impacts
“EPS”
• Pro-Forma EPS at €0.68 assuming merger date on January 1
st
, 2013
FY 2013
* As a consequence of the effective date of the merger, full-year 2013 basic EPS has been calculated on approximately 1,255 mn of weighted average number of common shares outstanding and Q4 2013 basic EPS has been calculated on approximately 1,350 mn of weighted average number of common shares outstanding
January 30  ,  2014 Q4 & FY ‘13 Results Review
th

FY ’13
Financial charges
FY 2012 FY 2013
Average
Outstanding
(€/bn)
Rate
(%)
P/L
(€/mn)
Average
Outstanding
(€/bn)
Rate
(%)
P/L
(€/mn)
Capital Market (fixed) (4.5) 6.9% (310) (4.2) 6.8% (287)
Short-term Debt (floating) (3.0) 5.2% (155) (3.8) 4.5% (171)
Gross Industrial Debt (7.5) 6.2% (465) (8.0) 5.8% (458)
Industrial Cash & Net Intersegment Financial Receivables 4.5 2.2% 100 4.4 2.0% 87
Net Industrial Debt * (3.0) (365) (3.5) (371)
IAS 19 (interest cost on pension & OPEB) (76) (62)
FX
(26) (30)
Net Financial Charges (467) (463)
(*) Net Industrial debt average calculated on a monthly basis  Note: Numbers may not add due to rounding
January 30  ,  2014 Q4 & FY ‘13 Results Review
th

FY ’13
JVs performance & CNH Industrial Capital Europe extension to Trucks & CVs
Investment income, net at €102mn (recognized under equity
method) up €21mn vs. last year with y-o-y improvement for
Trucks & Commercial Vehicles’ JVs in China and continued
positive performance for Agricultural & Construction
Equipment’s JVs
• Agricultural & Construction equipment investment income, net at
€80mn in line with previous year
• Trucks & CVs investment income, net at €23mn from negative €2mn last year
FINANCIAL SERVICES IN
EUROPE
On January 28  , 2014, CNH Industrial and BNP Paribas
Leasing Solutions, the two shareholders of CNH Industrial
Capital Europe, agreed on the extension of the joint
venture services to CNH Industrial Group’s Truck and CVs
business in Italy, Germany, France, the United Kingdom
and other major European markets
• CNH Industrial Capital Europe will henceforth use the CNH
Industrial Capital and Iveco Capital brands for dealer and
customer-oriented financing activities
• Company currently finances over 40k customers in nine
countries, for a total outstanding portfolio of €1.7bn
• Prior to this agreement, the joint venture provided leasing and financing to CNH Industrial customers in the Agricultural and
Construction Equipment businesses in Europe
Main CNH Industrial JVs
January 30  ,  2014 Q4 & FY ‘13 Results Review
th
th

9 FY ’13 (1,642) 917 748 65 144 (1,490) 15 (282) (67) (1,592) January 30 , 2014 Q4 & FY ‘13 Results Review th Cash Flow – change in Net Industrial Debt (*) Net of Vehicles Buy-back 50 384

FY ’13
Tangible & Intangible Capex
*
FY 2013 -
BY
CATEGORY
FY 2013 -
BY
SEGMENT
(*) Net of Vehicles Buy-back
TOTAL
CAPEX
(€MN)
MAIN
INDUSTRIAL
PROJECTS
1,344
Delta % y-o-y
1,490
January 30  ,  2014 Q4 & FY ‘13 Results Review
th
+10.9%
New Products & Technology
(Capitalized R&D included)
Maintenance & Other
Industrial Capacity Expansion
& LT Investments
•
Foshan and Urumqi plants officially inaugurated in July and August, for sugar cane harvesters and Case IH cotton pickers
•
Harbin, R&D center officially inaugurated in September, for development of AG machinery
•
China
•
AG
•
Argentina – Cordoba: started production in Q3 for assembly of combines and specialty tractors
•
US – Goodfield: plant expansion
•
India – Pune: land acquisition for harvesting products
Trucks & CVs
•
CVs and Fire Fighting production rationalization
•
European footprint (Spain / Germany)
Powertrain
•
Argentina: Engine production localization

Balance Sheet and Liquidity position
December 31  , 2013
1
Represents cash maturities as of 12/31/2013
2
Of which €0.7bn ABS related & Restricted Cash in financial services
Strong available liquidity at €6.3bn
•
€4.7bn of cash ²
•
€1.6bn undrawn under medium-
term committed unsecured credit
lines
Well distributed debt maturities
Repaid CNH Inc. $1.0bn senior notes
in September 2013 with cash on hand
Issued CNH Capital LLC $600mn
bond in April 2013
Issued CNH Capital LLC $500mn
bond in October 2013
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Cash
Other
As of
12/31/2013
2014 2015 2016 2017 Beyond
Available
Liquidity (€bn)
€6.3
€2.1
€2.9
€2.1
€1.8
€1.9
€0.2
2018
January 30  ,  2014 Q4 & FY ‘13 Results Review
th
Debt Maturity Schedule
1
(€bn)
st

12 Agricultural and Construction Equipment Powertrain Trucks and Commercial Vehicles 2014 Guidance Appendix 1 3 2 4 5

Agricultural and Construction Equipment
Q4 2013 Revenues and Trading Profit
1
Revenues at €3.9bn up 3% at a constant currency basis thanks to a strong
Agricultural Equipment performance, particularly in LATAM
Agricultural Equipment global tractors and combines unit deliveries up 1%
Construction Equipment unit deliveries down 9% (Light down 11% and Heavy
Flat)
Trading profit at €298mn  up €34mn  (+12.9%) with margin at 7.6% up 1.1 p.p.
Agricultural Equipment trading profit at €240mn up €14mn vs. last year with margin at 7.9% up 0.6 p.p.
Construction Equipment trading loss of €41mn vs. loss of €40mn last year
*Includes Eliminations
IFRS
€
Q4 2013 Q4 2012 Delta %
Delta %
Constant currency
AG Eq.
3,039 3,097 -1.9% +5%
CE Eq.
612 705 -13.2% -7%
FS
310 312 -0.6%
Total
3,899 4,052 -3.8% +3%
IFRS
€
Q4 2013 Q4 2012 Delta %
AG Eq.
240 226 +6.2%
CE Eq.
(41) (40) -2.5%
FS
99 78 +26.9%
Total
298 264 +12.9%
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Industrial revenues distribution per region: NAFTA 42%, EMEA 28%,
LATAM 19%, APAC 11%

Agricultural and Construction Equipment
Q4 2013 Trading Profit Variance
*
1
1
(€mn)
* Including Financial Services figures
6.5%
7.6%
(36)
264
2
(1)
298
7
(0)
65
(3)
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Q4 '12 Volume / Mix Pricing, net Prod. Cost SG&A R&D Other FX Q4 ' 13

CASE IH AGRICULTURE
NEW HOLLAND AGRICULTURE
AGRICULTURAL EQUIPMENT
(MAJOR EQUIPMENT)
-17%
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Company Inventory
Dealer Inventory
AG Retail Sales*
AG Production*

CASE CONSTRUCTION
NEW HOLLAND CONSTRUCTION
CONSTRUCTION EQUIPMENT
(LIGHT & HEAVY)
-26%
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Company Inventory
Dealer Inventory
CE Retail Sales*
CE Production*

CNH INDUSTRIAL

Agricultural and Construction Equipment
Inventory management (units of equipment)
1
Fourth quarter underproduction vs. retail at 17% Fourth quarter underproduction vs. retail at 26%
* Excluding Joint Ventures
Source: CNH Industrial Internal Data
January 30  ,  2014 Q4 & FY ‘13 Results Review
th

AGRICULTURAL EQUIPMENT

CONSTRUCTION EQUIPMENT

CASE IH
AGRICULTURE
NEW HOLLAND
AGRICULTURE
CASE
CONSTRUCTION
NEW HOLLAND
CONSTRUCTION

CNH INDUSTRIAL

Agricultural and Construction Equipment
Q4 2013 Industry % change y-o-y in unit volume
1
NAFTA
< 40 hp
40 hp
EMEA
LATAM
APAC
Worldwide
Q4 ’13 Industry
change vs. prior year
~5%
-
-
-
2%
~10%
~10%
(2%)
(~5%)
~10%
70%
NAFTA
EMEA
LATAM
APAC
Worldwide
Q4 ’13 Industry
change vs. prior year
~5%
-
~10%
~15%
15%
~(5%)
~5%
~20%
~25%
Global AG industry up 5%
NAFTA: Flat; EMEA: Flat; LATAM: ~5%; APAC: 10%
Worldwide market share in line with industry
Overall CE industry up 8%
Worldwide market share was slightly down vs. industry
Tractors Tractors Combines Combines Light Light Heavy Heavy
January 30  ,  2014 Q4 & FY ‘13 Results Review
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NAFTA: (5%); EMEA: 10%; LATAM: 20%; APAC: 15%

17 Agricultural and Construction Equipment Powertrain Trucks and Commercial Vehicles 2014 Guidance Appendix 1 3 2 4 5

Trucks and Commercial Vehicles
Q4 2013 Revenues and Trading Profit
*
2
Revenues at €2.7bn in line with prior year (up 3.3% on a constant currency basis) with slight recovery in Europe on Euro V pre-buy positive impact, more than offset by negative foreign exchange rate (primarily in
LATAM)
Europe: main product launches and commercial availability
Completing the Heavy Euro VI line with the launch of the off road vehicles (Trakker) now available in all the markets and New
Eurocargo Euro VI launched in Q4 in all European countries
LATAM: main product launches and commercial availability
New Stralis Hi-way Euro V launched in Brazil on August 2013 and available in the market starting from November 2013
Trading profit at €94mn down €73mn vs. last year; margin at 3.5%
down 2.7p.p.
2012 2013
2012 2013
* Including Financial Services figures
-0.3%
Delta % y-o-y
2,698 2,689
+3.3%
167
94
-43.7%
Delta %  y-o-y Constant currency
Constant
Currency
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Q4
Q4
Overall units sold at 42.8k down 5.4% vs. last year

Trucks and Commercial Vehicles
Q4 2013 Trading Profit Variance
*
2
* Including Financial Services figures
3.5%
(€mn)
167
(6)
(27)
8
(2)
(3)
94
(21)
6.2%
(22)
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Q4 '12 Volume / Mix Pricing, net Prod. Cost SG&A R&D Other FX Q4 ' 13

BOOK TO BILL

2013
Q4
Q3
Q2
Q1
2012
Q4
Q3
Q2
Q1
2011
Q4
Q3
Q2
Q1

Trucks and Commercial Vehicles
Q4 2013 Units sold and Order intake
2
1.0
0.79
1.20
Book to bill in Q4 ’13 influenced in Europe by strong
order intake in Q3 ’13 and consequently high
invoices in Q4 ‘13 due to Euro V pre-buy
All ranges order intake in Europe up 18% in H2 ’13
vs. last year while Q4 ‘13 was flat
LATAM down 9% due to uncertainty of FINAME
renewal in Q3 (H2 ’13 up 11% vs. last year)
Overall units sold at 42.8k down 5.4% vs. last year
Europe
APAC
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Solid order and positive Euro V / Euro VI phase in/out drive an increase of all ranges order portfolio of 25% vs. last year
New Heavy Euro VI outcome resulting in an higher portfolio orders of 3%
vs. last year (entirely Euro VI related)
Bus order portfolio up 10% leveraging launch of new Euro VI line up
Positive order portfolio up 17% vs. last year linked with good order intake in
Light and Medium ranges
UNITS SOLD
ORDER
BOOK
•
By geography
•
EMEA up 3.9%
•
LATAM Flat

IVECO IVECO ASTRA IVECO BUS HeuliezBus MAGIRUS

Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
Q4 '13

CNH INDUSTRIAL

Trucks and Commercial Vehicles
Inventory management (units of equipment)
2
Fourth quarter underproduction vs. retail at 5%
-5%
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Company Inventory Dealer Inventory Trucks & CVs Retail sales Trucks & CVs Production

INDUSTRY VOLUMES

	EU27	LATAM*
Q4	+25.1%	+0.7%
FY	+1.3%	+8.9%

QUARTERLY MARKET SHARE %

LATAM*
EU27
12.6%
11.0%
11.4%
11.2%
11.3%
11.3%
11.0%
11.7%
11.1%
10.9%
11.1%
11.1%
10.2%
10.6%
10.7%
10.6%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2012
2013

INDUSTRY VOLUMES (Q4)

MARKET SHARE **

▪

▪

▪

▪

▪

Trucks and Commercial Vehicles
2
* Reflects aggregate for  key markets where Group competes (Brazil, Argentina and Venezuela) ** Detailed market share in appendix
Industry volumes & market share (EU27 and LATAM)
January 30  ,  2014 Q4 & FY ‘13 Results Review
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• Light +7%; Medium +35%; Heavy +53%
LATAM +0.7%
• Light -5.9%; Medium flat ; Heavy +8.2%
• Brazil  +7.0%; Argentina +2.8%; Venezuela  -54.0%
Q4 2013
• EU 27 at 10.6% down 0.5 p.p. vs. Q4 ’12 due to unfavorable market and products mix
• LATAM at 11.7% up 0.5 p.p. vs. Q4 ’12  on  increased market share across key markets
(Brazil up 0.4 p.p., Argentina up 1.0 p.p. and Venezuela up 1.6 p.p.)
FY 2013
• EU 27 at 11%  down 0.1 p.p. vs. last year
• LATAM at 11% down 0.6 p.p. vs. last year, good performance in Medium due to Vertis sales ramp-up
EU 27 +25.1%, due to sharp growth of Medium and Heavy for EuroV pre-buy

2

Industry Volumes

Industry volumes [k/units]
671
794
763
801
816
Q4 '09
Q4 '10
Q4 '11
Q4 '12
Q4 '13

Iveco JVs Sales Volumes

25.6
28.0
28.2
35.2
42.3
Q4 '09
Q4 '10
Q4 '11
Q4 '12
Q4 '13

Trucks and Commercial Vehicles
CHINA – Industry volumes & market share
China Industry up 1.8%  vs. last year
JVs sales up 20.1% vs. last year at 42.3k units, reaching
5.2% of the market, up 0.8 p.p.
January 30  ,  2014 Q4 & FY ‘13 Results Review
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• Light Bus (Daily segment) up 11.1%
• Light / Medium Trucks (Yuejin segment) up 1.5%
• Medium segment down 12.3%
• Heavy  (SIH segment) up 6.1%
• Light Bus (Daily) at 11.8%, up 0.8 p.p.
• Light Trucks (Yuejin) at  4.6%, up 0.2 p.p.
• Heavy Trucks (SIH) at 5.4%, up 2.2 p.p.

24 Agricultural and Construction Equipment Powertrain Trucks and Commercial Vehicles 2014 Guidance Appendix 1 3 2 4 5

Powertrain
Q4 2013 Revenues and Trading Profit
Revenues at €985mn up 19.1% (+20% on a constant currency
basis) reflecting business growth for both captive customer and third parties. Sales to external customers accounted for 37% of total revenue (36% in 2012)
•
Engines up 20% to 157k units (26% to Trucks and CVs and 32% to
Agricultural and Construction Equipment, while remaining 42% to external customers)
•
Gearboxes down 14% to 16k units and Axles down 4% to 43k units
Trading profit at €71mn up 10.9% with margin at 7.2% down 0.5
p.p. vs. last year
January 30  ,  2014 Q4 & FY ‘13 Results Review
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2012 2013
2012 2013
+19.1%
Delta % y-o-y
Q4
Q4
827 985
+20%
64 71
+10.9%
Delta %  y-o-y Constant currency
Constant
Currency
3
Units sold trend by business line
Higher revenues and better capacity utilization drove the
improvement, partially offset by an increase in R&D costs
aimed at maintaining technological leadership

26 Agricultural and Construction Equipment Powertrain Trucks and Commercial Vehicles 2014 Guidance Appendix 1 3 2 4 5

FY ’14E
Guidance
4
“Projected improvements in operating performances in the Trucks and Commercial Vehicles and
Construction Equipment businesses, coupled with continued industrial efficiencies, are expected to offset the projected decline in unit demand of agricultural product equipment forecasted for 2014. Accordingly,
CNH Industrial is setting its 2014 guidance as follows:
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Revenues flat to up 5%;
Trading margin between 7.8% and 8.2%; and
Net industrial debt between €1.5bn and €1.7bn”

28 Agricultural and Construction Equipment Powertrain Trucks and Commercial Vehicles 2014 Guidance Appendix 1 3 2 4 5

Agricultural and Construction Equipment
Industry drivers
Dec-12 Dec-13
% change
vs. Dec. 12
01/24/14
% change
vs. Dec. 12
SOYBEANS $535 $489 -8.6% $472 -11.8%
CORN $309 $198 -35.9% $169 -45.3%
WHEAT $348 $292 -16.1% $273 -21.6%
2010 2011 2012 Y-o-Y (11/12) 2013 F Y-o-Y (12/13) 2014 F 2015 F
IHS Global Insight 78.0           117.9 113.8 -3.5% 117.5 3.3% 101.5 106.5
USDA - Aug. 2012 78.0 118.0 113.8 -3.6% 131.0 15.1%
World 4.3% 3.1% 2.6% 2.5% 3.3% 3.8%
North America 2.7% 2.0% 2.7% 1.7% 2.5% 3.2%
Europe 2.2% 2.0% -0.1% 0.2% 1.4% 1.8%
Commonwealth of Ind. States 4.9% 4.7% 3.4% 2.2% 3.1% 4.0%
Asia (less Japan) 8.7% 6.7% 5.6% 5.8% 6.3% 6.8%
Latin America 5.9% 4.1% 2.4% 3.0% 3.4% 3.9%
January 30  ,  2014 Q4 & FY ‘13 Results Review
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MONTHLY COMMODITY PRICE (US$ PER METRIC TON)
MONTHLY COMMODITY PRICE (US$ PER METRIC TON)
Net Farm Income - USD billion
Gross Domestic Product Growth - YoY % Change
Source:  IHS Global Insight January 2014;  Commodity spot as per CME Group

Agricultural and Construction Equipment
Main product launches and awards
New Tier 4B T7, T8 and T9 high horsepower
tractors, featuring the ECOBlue™ HI-eSCR
technology
Launched the new Tier 4A/Stage IIIB emissions
compliant T6 Auto Command tractor range
On June 18th, New Holland Agriculture celebrated
the milestone of the 250,000th tractor
manufactured at its Greater Noida facility, India.
New M series dozers worldwide: 750M, 850M,
1150M, 1650M, 2050M
Delivered two important heavy equipment
initiatives: ProCare and SiteWatch
SR210 skid steer has been named as one of the
“Most Innovative Products of 2013” by Compact
Equipment and Utility Contractor magazine
Gold Gerdau “Best of the Land” trophy at
Brazil’s Agrishow
Launched the 370 CVX Magnum, the most
powerful model in the Case IH range of
conventional, rigid-chassis tractors
Named “Most Desired Brand” in the category
“Agricultural Machinery” in Brazil by the
country’s automotive and capital equipment
association FENABRAVE
New C series dozers worldwide: D125C, D150C,
D180C
Introduction of its new crawler excavator range in
Europe with three Tier 4A/Stage IIIB compliant
short radius models
Launched a new version of the W170C wheel
loader for the recycling industry
January 30  ,  2014 Q4 & FY ‘13 Results Review
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Trucks and Commercial Vehicles
Main product launches and awards
Exclusive Hi-eSCR engine technology allow reaching Euro VI emissions with no adverse impact on fuel
economy.
Fuel savings up to 4.5% can be achieved in some specific applications
Same maintenance intervals and therefore same cost structure as per Euro V also thanks to
IVECO unique technology not requiring additional components relating to EGR and active regeneration of the particulate filter
Residual
values,
already strong in this competitive sector, are expected to further increase when benefits of Iveco Euro VI product are realized in the market
Competitive payload thanks to the much lighter after-treatment system (HI-eSCR) that weights -50% vs. competition adopting EGR + SCR
IVECO BUS EMEA:  Busworld  Exhibition in
Kortrijk «The All New Euro VI Range»
(October 2013)
IVECO LATAM: Fenatran Fair
Tector 17t and 24t Economy, new NEF 6 ID engine
with higher power and torque increase
New Tector 17t,  with NEF 4 ID engine to compete in
the vocational applications
New Tector 15t, new model within the Tector Range
to compete in the medium segment
Stralis Cursor 9 equipped with automated
transmission (16S)
SIH CHINA: Genlyon Tractor 6x4 – 480 hp
Version with Cursor 13 engine awarded for its
low fuel consumption during the sixth China
International truck fuel economy contest
ceremony held in Beijing in October  2013
APAC – New Stralis Hi-Road CNG, Turkey
Iveco is the first OEM manufacturer to
introduce CNG powered vehicles in the country
January 30  ,  2014
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Q4 & FY ‘13 Results Review
Fuel Consumption
Maintenance
Residual Value
NEW EUROCARGO Euro VI confirms its
leadership in Total Cost of Ownership
A
Confirmed
Leader
NEW RANGE IVECO BUS EURO VI
URBANWAY, CROSSWAY E MAGELYS

Powertrain
New product launches and awards
•
New R22, 2.2 liters, 3 cylinder Tier4B engine launched, expanding Powertrain’s offering of industrial engines in the low displacement range.
•
Powertrain contributed to winning, by both captive and non-captive customers, with its NEF series engine the «Tractor of the Year 2014» award and, in 3 out of 12 different categories, with its NEF and Cursor series engines, the «Machine of the year 2014» award.
•
Iveco launched in October the Eurocargo Euro VI range equipped with 4 and 6 cylinder NEF series engines and FPT HI-eSCR after treatment technology
•
Powertrain’s Foggia plant (Italy), dedicated to the production of low displacement  commercial vehicle engine range since 1977, has achieved in December the production record of 6mn units
•
A new 8.7 liter supercharged diesel engine, developed and produced by Powertrain, was introduced by Caterpillar Marine at the 2013 Fort Lauderdale International Boat Show.
January 30  ,  2014
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Q4 & FY ‘13 Results Review

Q4 ’13
Revenues & Trading Profit (IFRS / €mn)
(€mn)
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Q4 ’13
Change 2013/2012
Cons. Industrial
Financial Cons. Industrial Financial
Revenues
CNH Industrial 6,934 6,664 384 (80) (49) -
of which
Agricultural & Construction Eq. 3,899 3,651 310 (153) (152) (2)
Trucks & CVs 2,689 2,662 74 (9) 17 2
Powertrain 985 985 - 158 158 -
Others & Elim. (639) (634) - (76) (72) -
AG & CE Eq. ($) 5,310 4,975 422 56 44 18
Trading Profit
CNH Industrial 436 345 91 1 (35) 36
of which
Agricultural & Construction Eq. 298 199 99 34 13 21
Trucks & CVs 94 102 (8) (73) (88) 15
Powertrain 71 71 - 7 7 -
Others & Elim. (27) (27) - 33 33 -
AG & CE Eq. ($) 412 277 135 69 35 34

FY ’13
Revenues & Trading Profit (IFRS / €mn)
(€mn)
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FY ’13
Change 2013/2012
Cons. Industrial
Financial Cons. Industrial Financial
Revenues
CNH Industrial 25,778 24,731 1,468 (7) (49) (40)
of which
Agricultural & Construction Eq. 16,006 15,077 1,178 (50) (46) (19)
Trucks & CVs 8,752 8,620 290 (172) (114) (21)
Powertrain 3,331 3,331 - 398 398 -
Others & Elim. (2,311) (2,297) - (183) (189) -
AG & CE Eq. ($) 21,254 20,022 1,565 625 592 27
Trading Profit
CNH Industrial 1,985 1,595 390 (78) (175) 97
of which
Agricultural & Construction Eq. 1,783 1,385 398 229 161 68
Trucks & CVs 101 109 (8) (365) (394) 29
Powertrain 158 158 - 17 17 -
Others & Elim. (57) (57) - 41 41 -
AG & CE Eq. ($) 2,368 1,839 529 372 267 105

Q4 & FY ’13
Cash Flow – change in Net Industrial Debt
FY ‘12 Q4 '13 FY ’13
(1,239) Net Industrial (Debt)/Cash beginning of period (2,502) (1,642)
900 Net Income 170 917
716 D&A (excl. Vehicle Buybacks) 194 748
(144) Change in Funds & Others (16) 65
1,760 Cash Flow from Op. Activities bef. Chg. in W.C. 348 1,730
(325) Change in Working Capital 1,223 144
1,435 Cash Flow from Operating Activities 1,572 1,874
(1,344) Tangible & Intangible Capex (excl. Vehicle Buybacks) (646) (1,490)
91 Cash Flow from Operating Activities net of Capex 926 384
(86) Change in Investments, Scope & Other (1) 15
5 Net Industrial Cash Flow 925 399
(233) Capital Increase / Share Repurchases / Dividends (1) (282)
22 FX Translation Effect (14) (67)
(206) Change in Net Industrial Debt 910 50
(1,445) Net Industrial (Debt)/Cash end of period (1,592) (1,592)
(197) Dividend to CNH Minorities - -
(1,642) Net Industrial (Debt)/Cash end of period (1,592) (1,592)
(€mn)
Q4 & FY ‘13 Results Review January 30 , 2014
th

Q4 & FY ’13
Trucks & CVs EU27 and LATAM market share
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1
Q4 ‘ 13 Delta Y-o-Y FY ‘ 13 Delta Y-o-Y
EU27 10.6% -0.5 p.p. 11.0% -0.1 p.p.
Light (3.5-6.0T) 11.4% -0.5 p.p. 11.4% -0.1 p.p.
Medium (6.01-15.99T) 22.5% -0.8 p.p. 24.6% +0.6 p.p.
Heavy (>16T) 7.2% +0.4 p.p. 7.1% Flat
LATAM 11.7% +0.5 p.p. 11.0% -0.6 p.p.
Light (3.5-7.9T) 19.4% +0.3 p.p. 18% +0.2 p.p.
Medium (8.0-31T) 8.8% +2.1 p.p. 7.7% +0.3 p.p.
Heavy (>31T) 10.1% -1.8 p.p. 10.4% -2.3 p.p.
Brazil 8.8% +0.4 p.p. 8.8% -0.7 p.p.
Argentina 26.6% +1.0 p.p. 23.8% +1.5 p.p.
Venezuela 13.1% +1.6 p.p. 7.4% -4.1 p.p.
1
1
Brazil in Q4 : Light 3.5-6T at 18.5% (-3.6p.p.); Medium 6-15.99T 7.0% (+2.7p.p.); Heavy 16T at 6.9% (-0.1p.p.)
Brazil in FY : Light 3.5-6T at 21.1% (-4.9p.p.); Medium 6-15.99T 6.5% (+1.2p.p.); Heavy 16T at 6.6% (-0.7p.p.)

Net debt breakdown
(IFRS / €bn)
* Net of intersegment receivables
Note: Numbers may not add due to rounding
Sep. 30, ’13 Dec. 31, ’13
Cons. Ind. Fin. Cons. Ind. Fin.
21.3 4.7 16.5 Gross Debt* 21.7 4.6 17.1
(0.1) (0.1) 0.0 Derivatives M-to-M, Net (0.1) (0.1) 0.0
(3.3) (2.1) (1.2) Cash & Mktable Securities (4.7) (2.9) (1.8)
17.9 2.5 15.4 Net Debt 16.9 1.6 15.3
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Q4 & FY ‘13 Results Review

Gross debt
(IFRS / €bn)
* Sales of Receivables Off  Balance (IFRS de-recognition compliant): €0.8bn
Outstanding
Sep. 30, ’13
Outstanding
Dec. 31, ’13
11.2 Cash Maturities 11.0
5.7 Bank Debt 5.1
5.2 Capital Market 5.7
0.2 Other Debt 0.2
10.1 Securitization and Sale of Receivables (on book)* 10.7
8.3 ABS / Securitization 8.5
0.6 Warehouse Facilities 0.5
1.2 Sale of Receivables 1.6
0.0 Adjust. for Hedge Accounting on Fin. Payables 0.0
21.3 Gross Debt 21.7
3.3 Cash & Mktable Securities 4.7
0.1 Derivatives Fair Value 0.1
17.9 Net Debt 16.9
1.6
Undrawn committed credit lines
1.6
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Debt maturity schedule
(IFRS / €bn)
Note: Numbers may not add due to rounding
*
With a residual tenor greater than 12 months
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Q4 & FY ‘13 Results Review
*
With a residual tenor greater than 12 months
Outstanding
Dec. 31, ’13
2014 2015 2016 2017 2018 Beyond
Bank Debt
Capital Market
Other Debt
5.1
5.7
0.2
11.0
4.7
0.7
1.6
6.3
Total Cash Maturities
Cash & Mktable Securities
Of which ABS related & Restricted Cash
Undrawn committed credit lines*
Total Available Liquidity
1.8
0.2
0.1
2.1
1.1
1.8
0.0
2.9
1.6 0.3 0.2 0.2
0.5
1.5 1.7
0.0
0.0 0.0 0.0 0.1
2.1 1.8 1.9 0.2

Trading mechanism
CNHI common shares are listed in the United States and Italy and can be traded on either the NYSE in US Dollars or MTA, managed by Borsa
Italiana S.p.A., in Euros
Shares traded on the  NYSE (CUSIP N20944 10 9) are settled through the
Depository Trust & Clearing Corporation (“DTCC”) in the US while shares traded on MTA (ISIN NL 0010545661) are settled through Monte Titoli
S.p.A. (“MT”) in Italy
•
Settlement, both in US and Italy, occurs three business days after trading (T+3)
Computershare, has been appointed as:
•
US Transfer Agent: Computershare Trust Company, N.A. (Computershare)
•
Italy loyalty share Branch Registrar: Computershare (previously named Servizio
Titoli) S.p.A. (“ST”)
Common shares may be maintained through a broker/bank/financial intermediary participant either in the US clearing system DTCC or the
Italian clearing system  MT, or they can be held in registered form, on the register maintained by Computershare
Because MT maintains a participant account within DTCC, investors can request their broker/financial intermediary to move the common shares between Italy and US, within DTCC. The transfer can be dealt with in normal circumstances in 2 business days, but this will depend on intermediaries involved
Shareholders whose common shares are registered in Loyalty Registers
(maintained by Computershare and ST) outside the regular trading system, may, at any time, request the de-registration and to move common shares back to regular trading system
EPS and market cap has to be calculated on common shares only (as of
Dec. 31   No 1,350,073,530) without regard to the loyalty shares
“MT”
$ €
“MTA”
“DTCC”
January 30  ,  2014
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Q4 & FY ‘13 Results Review
“NYSE”
CNH Industrial - common shares
Common Shares
st

Geographic Information
January 30  ,  2014
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Q4 & FY ‘13 Results Review
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any
country where local shipments are not reported.
For Trucks & Commercial vehicles regions are defined for both market share and TIV as: EU27 (WE and EE) and LATAM (Brazil, Argentina
and Venezuela)
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period
Market Share / Market Position Data
Consistently with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as
NAFTA: United States, Canada and Mexico
LATAM: Central and South America, and the Caribbean Islands
APAC: Continental Asia (including Turkey), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)
EMEA: 27 member countries of the European Union, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)

Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for
European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the
Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Financial Measures
January 30  ,  2014
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Q4 & FY ‘13 Results Review
Trading Profit is computed starting with Net Revenues less Cost of sales, SG&A, R&D costs, and other operating income and expenses. Trading Profit is the measure used by Management to assess the trading performance of the Group’s businesses and represents Operating Profit before specific items that are believed to hinder comparison of the trading performance of Group’s businesses either year-on-year or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses
Operating Profit is computed starting from Trading Profit plus/(minus) restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).
Net Industrial Debt exclusively pertains to industrial activities of the Group (as compared to financial services activities) and is computed as debt plus other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) cash and cash equivalents, (ii) current securities, (iii) financial receivables from Group financial services entities and (iv) other financial assets (mainly positive fair value of derivative financial instruments), all these items related to industrial activities, only.  Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt
Cash Flow  defined as change in net industrial debt
Constant currency basis is the measure used by management to discuss revenue and trading profit translated at prior year average exchange rates.  Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations
CNHI monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNHI management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
CNHI key financial measures are defined as follows:

Safe Harbor Statement
January 30  ,  2014
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Q4 & FY ‘13 Results Review
Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, ”expected”, “estimates”,  “plan”, “anticipate”, “intend”,
“believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict, If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ (possibly materially) from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ (possibly materially) from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs;  general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in price of used vehicles, the resolution of pending litigation and investigation, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd;  the Group’s pension plans and other post-
employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements speak only as of the  date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

Group Investor Relations Team
Federico Donati – Head of Investor Relations Europe        +39 (011) 00 - 62756
Noah Weiss – Head of Investor Relations North America +1 (630) 887 - 3745
44
Contacts
January 30  ,  2014
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Q4 & FY ‘13 Results Review
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com